UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Galin, Robert F.
   P.O. Box 1070
   40 IDX Drive

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice President, Sales
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
--------------------------------------------------------------------------------
----------------------------------------------------
Common Stock
227.00         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------
Employee Stock Option (right to$30.0000
01/05/07
 buy)
Non-Qualified Stock Option     $12.6100        12/03/01       A     V
50,000.00                         12/03/02 (1) 12/03/11
(right to buy)
Non-Qualified Stock Option     $13.6250
04/22/99     04/22/09
(right to buy)
Non-Qualified Stock Option     $15.5500
07/02/02     07/02/11
(right to buy)
Non-Qualified Stock Option     $16.5938
08/25/01     08/25/10
(right to buy)
Non-Qualified Stock Option     $30.6250
09/06/97     09/06/06
(right to buy)
Non-Qualified Stock Option     $31.2188
11/24/98     11/24/07
(right to buy)
Non-Qualified Stock Option     $31.6250
12/22/98     12/22/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
--------------------------------------------------------------------------------
----------------------------------------------------
Employee Stock Option (right to          Common Stock
10,000.00                 10,000.00     D   Direct
 buy)
Non-Qualified Stock Option     12/03/01  Common Stock
50,000.00     $12.6100    50,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
10,000.00                 10,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
35,000.00                 35,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,000.00
8,000.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
49,671.00                 49,671.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,400.00
7,400.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,145.00
2,145.00      D   Direct
(right to buy)

Explanation of Responses:

(1)
Grant to reporting person of option to purchase 50,000 shares of common stock under IDX Systems Corporation 1995 Stock Optioni Plan.
  The option becomes exercisable in 50 percent increments of 25,000 each on December 3, 2002 and June 3, 2003. The plan pursuant to which the reported option was granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Robert F. Galin
DATE 01/10/02